Exhibit 99.1

Vertical Aerospace Releases Third Quarter 2024 Financial Results

London, UK; New York, USA – 20 December 2024

Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, today announces its financial results for the third quarter ended September 30, 2024. The third quarter 2024 financial results filing can be found on the Company’s investor relations website.

Stuart Simpson, CEO at Vertical, said “This has been a momentous quarter for the business. We have shared our strategic plan to lead the market by the end of the decade, begun what few in the industry have achieved with our piloted flight test programme, and signed a significant investment agreement that strengthens our balance sheet and funds us towards the end of next year. I could not be prouder of the team or more excited to get into 2025.”

Vertical’s recent updates:

Investment agreement

•	Signing of the investment agreement on 20 December 2024 with Mudrick Capital, the Company’s primary creditor, and Stephen Fitzpatrick, its majority shareholder, following the announcement in November of up to $50 million in new committed funding as part of a transaction that will strengthen the Company’s balance sheet by $180 million. Vertical is convening an extraordinary general meeting (EGM) of shareholders on 23 December to vote upon certain amendments to the Company’s memorandum and articles of association, in accordance with the investment agreement.

•	A further agreement was signed on 15 December 2024 under which Mudrick Capital has agreed not to enforce certain default rights. The agreement includes support for the transaction from all parties and provides a foundation to Vertical’s financial stability as it executes its long-term plans.

•	The funding, committed as part of its next equity round, will strengthen Vertical’s financial position and advance “Flightpath 2030”, Vertical’s strategy for market leadership by the end of the decade, which it launched last month. The agreement funds Vertical’s operations towards the end of 2025, while also removing or mitigating certain structural obstacles that have impeded the Company from accessing substantial third-party funding since its public listing.

Operational progress

•	Achieving a major milestone with the launch of Phase 2 of its piloted flight test programme following expansion of its Permit to Fly from the UK Civil Aviation Authority.

•	Winning the Shaping the Future Award at the Aerospace Technology Institute (ATI) 2024 Aerospace Technology & Innovation Awards, recognising its groundbreaking advancements in zero-carbon emission aviation technology.

Financial outlook

•	Maintaining its industry-leading capital efficiency; as of 30 September 2024, Vertical had £42.8 million of cash and cash equivalents on hand. As of the date of this press release, the company had approximately £25 million of cash and cash equivalents on hand. The new round of funding is expected to close in Q1 2025.

Notes to Editors

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN Aerospace, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer. Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the consummation of the agreement in principle with Mudrick Capital, including the entry into additional transaction agreements and the satisfaction of all closing conditions, completion of the committed funding from Mudrick Capital and use of proceeds therefrom, the sufficiency of the proceeds from the committed funding to meet the Company’s more immediate capital expenditure requirements, the Company’s satisfaction of all closing conditions to the committed funding, our ability and plans to raise additional capital to fund our operations, statements regarding the design and manufacture of the VX4, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, the expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.